                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                             NPSP ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
        $150,116,350                                            $28
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction  value derived by multiplying  9,209,592 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $16.30 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:    $15,248    Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 6, 2006
Amount Previously Paid:    $245       Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 13, 2006
Amount Previously Paid:    $541       Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 27, 2006
--------------------------------------------------------------------------------

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X|    third-party tender offer subject to Rule 14d-1.
      |_|    issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

          This  Amendment No. 4 to Tender Offer  Statement on Schedule TO amends and restates the statement  originally filed on January 6, 2006, as amended,  by
F&H Acquisition Corp., a Delaware corporation ("Parent"), NPSP Acquisition Corp.
(the  "Purchaser"),  a Delaware  corporation  and a wholly owned  subsidiary  of
Parent,  Newcastle  Partners,  L.P.,  a Texas  limited  partnership,  and  Steel
Partners II, L.P., a Delaware limited  partnership.  This Schedule TO relates to the offer by the Purchaser to purchase all  outstanding  shares of common stock, par value $0.01 per share (the  "Shares"),  of Fox & Hound  Restaurant  Group, a
Delaware corporation (the "Company"),  at $16.30 per Share, net to the seller in cash,  without interest,  upon the terms and subject to the conditions set forth in the Amended  and  Restated  Offer to  Purchase,  dated  February 3, 2006 (the
"Amended  and  Restated  Offer  to  Purchase"),  and in the  related  Letter  of
Transmittal  (which,  together  with  any  amendments  or  supplements  thereto, collectively  constitute the "Offer").  The information set forth in the Amended and  Restated  Offer to  Purchase  and the  related  Letter  of  Transmittal  is incorporated  herein by  reference  with  respect to Items 1 through 9 and 11 of this Schedule TO.

 ITEM 10.    FINANCIAL STATEMENTS.

          Not applicable.

 ITEM 11.    ADDITIONAL INFORMATION.

          On February 2, 2006, Parent issued a press release  announcing that it has extended the Expiration Date of the Offer, as those terms are defined in the
Amended and Restated Offer to Purchase,  to 12:00 Midnight,  New York City time, on Thursday, February 16, 2006. As of the close of business on February 1, 2006,
3,800 shares of Fox & Hound common stock have been tendered in and not withdrawn from the Offer.  The press release issued by Parent  announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(xi).

 ITEM 12.    EXHIBITS.

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii) Amended and Restated Offer to Purchase dated February 3, 2006.

(a)(1)(ix)   Revised Form of Letter of Transmittal.

(a)(1)(x)    Revised Form of Notice of Guaranteed Delivery.

(a)(1)(xi)   Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(1)(xii)  Revised  Form of Letter to  Clients  for use by  Brokers,  Dealers,
             Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)    Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)   Text of press release issued by Parent, dated February 2, 2006.

(c)          Not applicable.

(d)(1)       Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and
             NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)       Agreement and Plan of Merger,  dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound
             Restaurant  Group, and for limited  purposes,  Newcastle  Partners,
             L.P. and Steel Partners II, L.P.

(d)(3)       Confidentiality  Agreement,  dated as of December 13, 2005,  by and among  F&H  Acquisition  Corp.,  Newcastle  Partners,  L.P.,  Steel
             Partners II, L.P. and Fox & Hound Restaurant Group.

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

-------------
* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2006

                                   NEWCASTLE PARTNERS, L.P.

                                   By: Newcastle Capital Management, L.P.
                                       its General Partner
                                   By: Newcastle Capital Group, L.L.C.
                                       its General Partner

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title: Managing Member

                                   STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C.
                                       General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       ---------------------------
                                   Name: Warren G. Lichtenstein
                                   Title: Managing Member

                                   F&H ACQUISITION CORP.

                                   By: /s/ Mark E. Schwarz
                                       ----------------------------
                                   Name: Mark E. Schwarz
                                   Title:  President and Chief Executive Officer

                                   NPSP ACQUISITION CORP.

                                   By: /s/ Mark E. Schwarz
                                       -----------------------------
                                   Name: Mark E. Schwarz
                                   Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii) Amended and Restated Offer to Purchase dated February 3, 2006.

(a)(1)(ix)   Revised Form of Letter of Transmittal.

(a)(1)(x)    Revised Form of Notice of Guaranteed Delivery.

(a)(1)(xi)   Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(1)(xii)  Revised  Form of Letter to  Clients  for use by  Brokers,  Dealers,
             Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)    Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)   Text of press release issued by Parent, dated February 2, 2006.

(c)          Not applicable.

(d)(1)       Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and
             NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)       Agreement and Plan of Merger,  dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound
             Restaurant  Group, and for limited  purposes,  Newcastle  Partners,
             L.P. and Steel Partners II, L.P.

(d)(3)       Confidentiality  Agreement,  dated as of December 13, 2005,  by and among  F&H  Acquisition  Corp.,  Newcastle  Partners,  L.P.,  Steel
             Partners II, L.P. and Fox & Hound Restaurant Group.

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

-------------
* Previously filed